PRESS RELEASE
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FINAL RELEASE

                          Navios Maritime Holdings Inc.
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                          Announces Four (4) Favorable
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                             Long-Term Time Charters
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           - Strong Rate Environment Leads To New Charter Contracts -

PIRAEUS, GREECE, September 5, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, announced today that it has secured favorable time charter contracts for four (4) of its vessels. As a result, Navios has extended the coverage of its Long Term Fleet to 98.4% for
2006 and 59.2% for 2007.

The time charters encompass two vessels for two years and two vessels for three year at daily rates creating approximately $59.8 million of EBITDA over the charter periods. The details of these vessels and the related charters are set forth below.

-------------------- ------------- ------- ---------- --------------- -------------- -------------------
VESSELS              TYPE          BUILT   DWT        CHARTER         PERIOD (2)     CHARTER OUT
                                                      REVENUE DAILY                  EFFECTIVE DATE
                                                      RATE (1)
-------------------- ------------- ------- ---------- --------------- -------------- -------------------

Navios Altair        Panamax       2006    82,300     22,715          3 years        09/20/2009
-------------------- ------------- ------- ---------- --------------- -------------- -------------------
Navios Achilles      Ultra         2001    52,063     21,613          2 years        01/15/2009
                     Handymax
-------------------- ------------- ------- ---------- --------------- -------------- -------------------
Navios Star          Panamax       2002    76,662     21,375          3 years        01/21/2010
-------------------- ------------- ------- ---------- --------------- -------------- -------------------
Navios Libra II      Panamax       1995    70,136     21,613          2 years        09/14/2008
-------------------- ------------- ------- ---------- --------------- -------------- -------------------

(1)  Time Charter Revenue Rate per day net of commissions.
(2)  Charter agreements includes a redelivery time range of 2 to 3 months

"We are very pleased to execute on our strategy of leveraging the strong rate environment to secure favorable cash flow," said Ms. Angeliki Frangou, Chairman and CEO of Navios. "In light of the recent momentum of the market, we feel that long-term contracts are beneficial, and, during the past month, we have secured
8 long-term charters to quality charterers for favorable rates."

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk,
Connecticut and Montevideo, Uruguay.

Navios's stock is listed on the NASDAQ's National Market System where its Common
Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW."
Risks and uncertainties are described in reports filed by Navios Maritime
Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
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